PRIVILEGED AND CONFIDENTIAL

CHEVRON CORPORATION

6001 Bollinger Canyon Road

San Ramon, California 94583

April 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attn:	Timothy S. Levenberg, Special Counsel
Karina Dorin, Special Counsel

RE:	Chevron Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed April 12, 2024
File No. 333-277356

Dear Mr. Levenberg and Ms. Dorin:

This letter sets forth the response of Chevron Corporation (the “Registrant”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Registrant on April 22, 2024, with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (as amended, the “Registration Statement”). In connection with this letter, an amendment to the Registration Statement (“Amendment No. 3”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Registrant. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 3.

Interest of Directors and Executive Officers of Hess in the Merger, page 67

1.

We note your new disclosure indicating that the filing of the arbitration relating to the Stabroek ROFR may delay the completion of the merger and that Hess seeks to complete the arbitration by the end of 2024. In light of this new disclosure, ensure that all related disclosures are updated and current.

Response: In response to the Staff’s comment, the disclosures from pages 68 to 74 of Amendment No. 3 that are based on an anticipated closing date have been revised to assume December 31, 2024 as an illustrative closing date. The completion of the merger is subject to factors outside the parties’ control, and therefore this illustrative closing date is not necessarily indicative of the expected closing date of the transaction.

To the extent information set forth in the proxy/prospectus indicates an earlier illustrative closing date, the Registrant has revised the disclosures to expressly state that no material changes are expected from the date the information is so presented and the illustrative closing date of December 31, 2024.

Material U.S. Federal Income Tax Consequences, page 84

2.

The tax opinion which you filed as Exhibit 8.1 opines that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, but it does not constitute a short-form opinion with regard to the disclosure in this section. Counsel’s opinion expressly states: “We express no opinion on any issue or matter relating to the tax consequences of the transactions contemplated by the Merger Agreement or the Registration Statement other than the opinion set forth above.”

If you elect to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the proxy statement / prospectus both must identify counsel, state clearly that the disclosure in this section is the opinion of the named counsel or accountant, and that disclosure must clearly identify and articulate the opinion being rendered. For reference, please see Staff Legal Bulletin No. 19 at Sections III.A.1 and III.B.2.

Response: In response to the Staff’s comment, pages 86 and 87 and Exhibit 8.1 of Amendment No. 3 have been revised.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (925) 842-1000.

* * * * *

Very truly yours,

By:	/s/ Mary A. Francis

Mary A. Francis, Corporate Secretary and Chief Governance Officer

Cc:	Kyle Seifried, Esq., of Paul, Weiss, Rifkind, Wharton & Garrison